Mail Stop 4561

February 9, 2009

Yuan Qing Li
President and Chairman
HXT Holdings, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

> **Re: HXT Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on January 23, 2009**
> **File No. 333-146796**

Dear Mr. Li:

        We have reviewed the above-captioned filing and have the following comments.

Cover Page

1.   Please do not make reference to your intention to "apply" for "listing" on the OTC Bulletin Board. The OTC Bulletin Board is not an issuer listing service. Rather, it is an electronic quotation medium for subscribing market makers to reflect market making interest in eligible securities. Issuers cannot apply to have their shares quoted on the OTC Bulletin Board.

Plan of Distribution, page 10

Manner of Effecting the Distribution, page 11

2.   You state that Interwest will issue certificates representing 9,700,000 shares apportioned pro rata in the names of the holders of American Wenshen common stock, yet elsewhere in your filing you state that you are registering 9,970,000 shares. Please explain the 270,000 share discrepancy or amend your filing.

Security Ownership of Certain Beneficial Owners and Management, page 39

3.   We refer to your response to comment 3 of our prior letter dated October 21, 2008. It is unclear whether Warner Technology will receive securities in the distribution. Your response to comment 3 states that after the distribution

Warner Technology will not hold 5% or more of your outstanding common stock. However, your footnote (1) states that ownership of your common stock after the distribution is equal to the percentage ownership of the common stock of American Wenshen on the record date and footnote (4) states that Warner Technology owns 5.85% of American Wenshen. Amend your filing to clearly set forth the security ownership of your beneficial owners and management.

4.   Your footnote (4) has no corresponding information in the table. Please revise your filing to indicate the disclosure to which this footnote relates.

                    *   *   *   *

As appropriate, please amend your registration statement in response to these comments.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. You may also contact me at (202) 551-3397.

                                        Sincerely,

                                        Jay Ingram
                                        Special Counsel

cc: Via facsimile: (212) 688-7273
        Darren Ofsink, Esq.
        Guzov Ofsink, LLC